February 7, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:	Mark P. Shuman
Katherine Wray

Re:	Synacor, Inc.
Registration Statement on Form S-1
File No. 333-178049
Request for Acceleration of Effectiveness

Dear Mr. Shuman and Ms. Wray:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Synacor, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-178049), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. Eastern time on February 9, 2012, or as soon thereafter as practicable. By separate letter, the representatives of the underwriters of the issuance of the securities being registered join this request for acceleration.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the declaration of effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. If you have any questions, please contact Brian Hutchings of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (212) 430-3150 or by facsimile at (877) 881-3734.

Best regards,

SYNACOR, INC.

/s/ Ronald N. Frankel

Ronald N. Frankel

President and Chief Executive Officer

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